FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May 2012

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English translation of Immediate Report filed with the Israeli Securities Authority on May 30, 2012

Tel Aviv, May 30, 2012 – Elron Electronic Industries Ltd. (TASE: ELRN) (the "Company") announced today, further to publications  in the media in connection with discussions regarding the sale of Jordan Valley Semiconductors Ltd. ("Jordan Valley"), which is approximately 19% held by the Company, as follows:

Jordan Valley and its shareholders regularly conduct discussions regarding possible transactions, including acquisitions and transactions of other types and in this regard, negotiations are currently being conducted for the acquisition of Jordan Valley in consideration for cash and shares. It should be noted that the amount of the consideration indicated in the said publications is incorrect.

Up until now, no agreements have been reached and there is no assurance that a binding agreement will be signed between the parties.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)

By: /s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  May 30, 2012